ATHEROGENICS, INC.
   8995 Westside Parkway
Alpharetta, Georgia 30004

January 21, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   AtheroGenics, Inc. - Form AW
    Request for Withdrawal of Amendment No 6 to Registration Statement
    on Form S-3 filed on December 7, 2004 (File No. 333-110160)
    Accession No.: 0000950144-04-011802

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, AtheroGenics, Inc. (the "Company") requests the withdrawal of the Amendment No. 6 to Registration Statement on Form S-3 (File No. 333-110160) that was filed with the Securities and Exchange Commission on December 7, 2004. This amendment to the Registration Statement was inadvertently submitted as a pre-effective amendment due to the use of the wrong form type header (form type "S-3/A") when it was filed on the EDGAR system. The amendment should have been filed as a post-effective amendment to Registration Statement on Form S-3 using the form type header "POS AM". No securities were sold in connection with the amendment to the Registration Statement filed under the form type header S-3/A. The Company has filed the Post-Effective Amendment No. 6 to Registration Statement on Form S-3 on January 19, 2005 and will request by separate acceleration request effectiveness of that post-effective amendment.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact Stacy S. Ingram of McKenna Long & Aldridge LLP, our outside counsel, at (404) 527-4647.

            Sincerely,

            AtheroGenics, Inc.

            By: /s/RUSSELL M. MEDFORD
            Russell M. Medford, Ph.D., M.D.
                            President and Chief Executive Officer